EXHIBIT 2.2

DATED August 24, 2025

Keurig Dr Pepper Inc.

and

[Shareholder]

IRREVOCABLE UNDERTAKING

THIS IRREVOCABLE UNDERTAKING (the "Undertaking") is made on August 24, 2025

BETWEEN:

(1)	Keurig Dr Pepper Inc. (the "Offeror"); and
(2)	[Shareholder] (the "Shareholder").

The parties to this Undertaking are hereinafter collectively referred to as the "Parties" and individually as a "Party".

RECITALS:

(1)	The Offeror and JDE Peet’s N.V., a public limited company incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands (the "Company"), may reach agreement on a recommended public offer by the Offeror for all of the issued and outstanding ordinary shares in the capital of the Company from time to time (the "Shares").
(2)	The Offeror contemplates making (or having a designated entity (each, a "Designated Entity") make) a public offer for the Shares on the terms and subject to the conditions set out in the merger protocol entered into between the Offeror and the Company concurrently with the signing of this Undertaking (the "Merger Protocol") and the offer memorandum (biedingsbericht) (including all amendments and supplements thereto, the "Offer Memorandum") to be published by the Offeror in case the Offer is made (such offer, or any increase, revision or renewal thereof, the "Offer"). In accordance with the terms and subject to the conditions of the Merger Protocol, the price per Share payable by the Offeror shall be EUR 31.85 in cash without interest (such amount, as adjusted in accordance with the Merger Protocol where applicable, the "Offer Price").
(3)	The Shareholder is supportive of the Offer and is willing to (i) tender and deliver the Shares held by it under the Offer against the Offer Price and (ii) support the Offeror in taking the actions necessary for a successful completion of the Offer, in accordance with the terms and subject to the conditions of this Undertaking.
(4)	The Shareholder is willing to vote in favour of the Resolutions (as defined in Clause 2.1 of this Undertaking), subject to the Offer being declared unconditional.

IT IS AGREED as follows:

1.	irrevocable undertaking
1.1.	Subject to the Offer being made in accordance with the terms and subject to the conditions of the Merger Protocol, the Shareholder irrevocably undertakes to accept the Offer in respect of:
1.1.1.	[the [•][1] Shares directly or indirectly held by it or in relation to which it is able to control the exercise of all rights, including voting rights, on the date of this Undertaking; and][2]
1.1.2.	any Shares that it will acquire or in which it will acquire a direct or indirect interest

[1]	Note to Draft: To equal total number of shares held by the shareholder.
[2]	Note to Draft: Only included for shareholders who own shares as of the signing date.
2

(or otherwise become able to control the exercise of all rights, including voting rights, attached to such Shares) after the execution of this Undertaking and on or prior to the date the Offer closes for acceptance (together with the Shares referred to in Clause 1.1.1, but for the avoidance of doubt excluding any shares in the capital of the Company held by the Company itself, the "Committed Shares").

1.2.	[Subject to the Offer being made in accordance with the terms and subject to the conditions of the Merger Protocol, prior to the Settlement Date, the Shareholder shall deliver a letter of resignation confirming [his/her] resignation as a [Director] of the Company, effective at the Settlement Date (as defined in the Merger Protocol) and in which the Company shall undertake to fully release and discharge the Shareholder from its responsibilities as a member of the Board. Except for the foregoing sentence, nothing in this Undertaking shall (i) restrict the Shareholder or (ii) be construed as creating or imposing any obligation, commitment, representation, warranty, or covenant on the Shareholder, in any capacity other than as a shareholder of the Company.][3]
1.3.	The Shareholder represents and warrants to the Offeror that:[4]
1.3.1.	on the date of this Undertaking the Shareholder (i) holds [•] Committed Shares and such Committed Shares comprise all of the Shares in which it holds a direct or indirect interest; (ii) has the full legal and beneficial ownership in respect of the Committed Shares, (iii) holds the Committed Shares free and clear of any and all liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer, voting or exercise of any rights of a shareholder in respect of such Committed Shares other than those (a) created by this Undertaking, or (b) arising under applicable securities laws;
1.3.2.	it has full power and authority to enter into this Undertaking and to tender, sell and deliver (leveren) the Committed Shares and to control the exercise of all rights, including voting rights, in relation to the Committed Shares;
1.3.3.	[it is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation;]
1.3.4.	its execution and delivery of this Undertaking does not, and its performance of its obligations under this Undertaking and its compliance with any provisions hereof does not and will not: (i) conflict with or violate any laws applicable to it, (ii) [violate its organizational documents,] or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the Committed Shares pursuant to any contract or obligation to which it is a party or by which it is subject;
1.3.5.	it has not entered into any other agreement to tender, sell or deliver the Committed Shares to any other party than the Offeror;

[3]	Only included for director shareholders.
[4]	Bracketed representations only included for Acorn.
3

1.3.6.	[it has no rights or options to subscribe for or acquire any Shares or securities convertible into Shares;]
1.3.7.	no license, permit or consent is required from any relevant authority of the jurisdiction in which the Shareholder is located to enter into this Undertaking and to tender, sell and deliver the Committed Shares;
1.3.8.	[there are no contracts, transactions, arrangements or understandings between the Company, on the one hand, and any (x) present officer or director of the Shareholder or (y) the Shareholder or any of its Affiliates (as defined in the Merger Protocol), on the other hand, in each case, except as disclosed in the Data Room (as defined in the Merger Protocol);]
1.3.9.	[there are no contracts, transactions, arrangements or understandings between the Shareholder, on the one hand, and any current or former shareholders of the Company, on the other hand, that impose any obligations on the Company or that could require the Company or the Offeror to make any payments to any person; and]
1.3.10.	[no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar based fee or commission in connection with the Transaction (as defined in the Merger Protocol) as a result of being engaged by the Shareholder or any Affiliate of the Shareholder (other than the Company).]
1.4.	The Shareholder shall accept the Offer and tender the Committed Shares under the Offer not later than 10:00am hours, Amsterdam time, on the third business day prior to the last day of the Offer Period (aanmeldingstermijn), or, if the Shareholder acquires direct or indirect disposal power over any Committed Shares thereafter, as soon as possible after such acquisition of power during the Offer Period.
1.5.	In tendering the Committed Shares for acceptance, the Shareholder irrevocably undertakes and warrants to the Offeror that:
1.5.1.	the Committed Shares are being tendered upon and subject to the terms and conditions of the Offer;
1.5.2.	subject to Clause 4, it shall not withdraw the acceptance of the Offer in respect of any or all of the Committed Shares, notwithstanding any entitlement to do so by virtue of any applicable law or the Offer Memorandum; and
1.5.3.	upon settlement of the Offer, the Offeror will acquire the Committed Shares free from any third party rights and restrictions of any kind and together with all rights attached to them.
1.6.	With effect from the date of this Undertaking and until this Undertaking lapses or terminates in accordance with its terms, the Shareholder shall not:
1.6.1.	offer, sell, transfer or otherwise dispose of, tender into any offer, create or permit to exist any lien, lend or encumber all or, deposit, encumber, assign, contract to sell, sell any option, grant (whether by way of warrant, convertible or exchangeable
4

security or otherwise) any option to subscribe for or purchase any of the Committed Shares or effect any other transaction (whether conditionally or unconditionally) (collectively, "Transfer") in respect of the Committed Shares, other than pursuant to the Offer;

1.6.2.	acquire any Shares and exclude such Shares from being considered as Committed Shares for purposes of Clause 1.1.2 of this Undertaking or acquire any securities convertible into Shares [outside of the Company Equity Plans (as defined in the Merger Protocol][5];
1.6.3.	take any action or make any public announcement or statement that may prejudice or frustrate the Offer or restrict or otherwise affect the Shareholder's legal power, authority and/or right to vote in respect of any or all of the Shares as required by this Undertaking;
1.6.4.	accept any offer of any third party or give any indication to any third party of an intention to accept any other offer in respect of any or all of the Committed Shares;
1.6.5.	prepare or make any offer to acquire the shares or a substantial part of the assets or business of the Company or its group;
1.6.6.	directly or indirectly, solicit, initiate, encourage, knowingly facilitate or engage in discussions or negotiations with, provide any non-public and/or confidential information relating to the Group (as defined in the Merger Protocol) or its business to, or afford access to properties, books or records to any person that has made, or to the knowledge of the Shareholder is considering making, or enter into any transaction with any party other than the Offeror regarding an offer or proposal for, or that would reasonably be expected to lead to, an Alternative Proposal (as defined in the Merger Protocol) (it being understood, for the avoidance of doubt, that nothing in this clause shall prejudice the Company’s rights under clauses 12.2.3 to 12.2.5 of the Merger Protocol); or
1.6.7.	agree to, or solicit, encourage or instruct any other person to do any of the acts referred to in this Clause 1.5.
1.7.	[The Shareholder shall notify the Offeror promptly (and in any event within 48 (forty-eight) hours) if any communication, invitation, approach or enquiry, or any request for information is received by the Shareholder or any of its Representatives (as defined in the Merger Protocol), from any third party in relation to an Alternative Proposal, it being understood that the Shareholder shall advise the Offeror of the identity of such party, the proposed consideration, conditionality, financing and any other principal terms of such an Alternative Proposal.][6]
1.8.	The Shareholder confirms that it, or its subsidiaries, affiliates, directors, employees, agents or advisers, are at the date of signing of this Undertaking not, directly or indirectly, in discussions or negotiations with any third party that could lead to such third party making an

[5]	Only included for director shareholders.
[6]	Only included for Acorn.
5

Alternative Proposal (as defined in the Merger Protocol).

1.9.	The Shareholder acknowledges and agrees that the making of the Offer is at the discretion of the Offeror, subject to the Offeror's conditional commitment to launch the Offer in the Merger Protocol. Nothing in this Undertaking shall oblige the Offeror to proceed with the Offer.
2.	voting rights
2.1.	In accordance with the Merger Protocol, the Company's general meeting of shareholders may be asked to vote on the following resolutions in connection with the Offer: (i) the amendment of the Company's articles of association and the conversion of the Company into a private company with limited liability, (ii) the appointment of any new members of the Company's board (the "Board"), (iii) the release and discharge of resigning members of the Board, (iv) cancellation (intrekking) of any Shares held by the Company, and (v) any restructuring of the Company and/or any of its affiliates for purposes the Offeror acquiring full ownership of the Company's business after settlement of the Offer (including, without limitation, by way of a triangular merger, a share sale and/or a demerger involving (subsidiaries of) the Company) and any other resolutions proposed to the Company’s general meeting of shareholders in connection with the Offer (collectively, the "Resolutions").
2.2.	With effect from the date of this Undertaking and until this Undertaking lapses or terminates in accordance with its terms (or as otherwise specified in this Clause 2.2 herein), the Shareholder:
2.2.1.	shall exercise the voting rights attached to the Committed Shares (x) in favour of the Resolutions (and not withdraw or revoke any such vote in favour) and (y) against any resolutions in connection with any Alternative Proposal or Competing Offer (as defined in the Merger Protocol);
2.2.2.	shall not initiate a general meeting of shareholders of the Company with respect to an Alternative Proposal or Competing Offer (as defined in the Merger Protocol);
2.2.3.	shall not exercise or permit the exercise of the voting rights attached to the Committed Shares in any manner that would prejudice or frustrate the Offer or prevent the Offer from being declared unconditional (gestand wordt gedaan);
2.2.4.	shall not grant any proxies, consents or powers of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Committed Shares or deposit any Committed Shares in a voting trust, or create or permit to exist any liens, or take or agree to take any other action, that would or would reasonably be expected to prevent the Shareholder from voting the Committed Shares at any general meeting of shareholders; and
2.2.5.	shall be represented in person or by proxy at such general meeting of shareholders (or cause the holders of record on any applicable record date to be represented in person or by proxy at such general meeting of shareholders) in order for the Committed Shares to be counted as present for purposes of establishing a quorum (if a quorum is required under applicable law).
6

3.	[Investor Rights agreement

The Shareholder agrees to terminate in full without any liability or obligation of the Company Group (as defined in the Merger Protocol) or the Offeror or its Affiliates, the 'Investor Rights Agreement' dated 26 May 2020, by and among the Company and the Shareholder, conditional upon and effective as of the Settlement Date (as defined in the Merger Protocol).]7

4.	termination
4.1.	This Undertaking terminates and shall cease to have effect if:
4.1.1.	the Parties mutually agree in writing;
4.1.2.	the Offer is not announced in accordance with article 5 of the Decree on Public Offers Act on the Financial Supervision (Besluit openbare biedingen Wft) within two weeks after the date of this Undertaking;
4.1.3.	the Offeror makes a public announcement that it withdraws or will not make the Offer;
4.1.4.	the Merger Protocol is terminated in accordance with its terms; or
4.1.5.	the Committed Shares have been validly tendered and delivered and settlement of the Offer has been effectuated.
4.2.	If this Undertaking ends in accordance with this Clause 4, all rights and obligations of the Offeror and the Shareholder shall end and no Party shall have any claim against the other Party, except that this Clause 4 (Termination), Clause 5 (Compliance), Clause 6 (Confidentiality), Clause 9 (Miscellaneous) and Clause 10 (Governing Law and Jurisdiction) will remain in full force and effect, and a Party shall not be released from liability for a breach prior to termination of this Undertaking.
5.	Compliance
5.1.	The Shareholder acknowledges and agrees that information it receives or has received in connection with the Offer and/or this Undertaking may qualify as "price-sensitive information" or "inside information" under applicable securities laws and regulations and as a result thereof the Shareholder may be prohibited from executing, effecting or recommending any transaction involving financial instruments or rights thereto issued by the Company.
5.2.	The Shareholder undertakes and warrants to the Offeror that it is fully aware of and shall fully comply with all applicable laws relevant to the possession, use or disclosure of inside information, including the Act on the Financial Supervision (Wet op het financieel toezicht) and the EU Market Abuse Regulation (Regulation (EU) 596/2014 of the European Parliament and of the Council dated 16 April 2014).

[7]	Only included for Acorn.
7

6.	confidentiality

The Shareholder hereby agrees in advance that (x) particulars of this Undertaking will or may be publicised by the Offeror and/or the Company in the Offer Memorandum and in other announcements that will be made by the Offeror or the Company, or both, in connection with the Offer and (y) the Offeror shall be permitted to include this Undertaking in its filings with the Securities and Exchange Commission.

7.	costs and EXPENSES

Except as explicitly stated otherwise in this Undertaking, each Party shall pay its own costs and expenses incurred in respect of the preparation and execution of this Undertaking.

8.	NOTICES

All notices, consents, waivers and other communications under this Undertaking must be in writing in English and delivered by hand or sent by registered mail, express courier or a PDF-document sent by e-mail to the appropriate addresses set out below. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by e-mail.

The Offeror:

Name:

Address:

E-mail:

With a copy to (which does not constitute notice):

Firm: Paul, Weiss, Rifkind, Wharton & Garrison LLP

Name: James E. Langston and Chelsea N. Darnell

E-mail: jlangston@paulweiss.com and cdarnell@paulweiss.com

AND

Firm: Stibbe N.V.

Name: Heleen H. Kersten and Marc D.A. Habermehl

E-mail: heleen.kersten@stibbe.com and marc.habermehl@stibbe.com

The Shareholder:

Name:

Address:

E-mail:

[With a copy to (which does not constitute a notice):

Firm: De Brauw Blackstone Westbroek N.V.

Name: Jaap Barneveld

E-mail: jaap.barneveld@debrauw.com and debrauwma-notices@debrauw.com]8

[8]	Only included for Acorn.
8

9.	miscellaneous
9.1.	Amendments

This Undertaking shall only be amended or supplemented in writing.

9.2.	Entire agreement

This Undertaking represents the entire understanding and agreement between the Parties regarding the Offer and the Committed Shares and supersedes all previous agreements both in writing and oral.

9.3.	Interpretation

In this Undertaking, references to the Offer shall include any improved or amended offer on behalf of the Offeror, except when the context requires otherwise.

9.4.	Assignment

None of the Parties may assign or procure the assumption of its rights and obligations under this Undertaking, neither in whole or in part, to any other person without the prior written consent of the other Party. The Shareholder, however, agrees in advance that the Offeror may assign or procure the assumption of any rights and obligations under this Undertaking to a Designated Entity.

9.5.	No rescission

Without prejudice to the provisions of Clause 4, to the extent permitted by applicable law, each Party waives its right to terminate (vernietigen), rescind (ontbinden) or partially rescind (gedeeltelijk ontbinden) this Undertaking on the basis of section 6:228, section 6:265 to section 6:272 of the DCC or to request a competent court to amend this Undertaking on the basis of section 6:230(2) of the DCC.

9.6.	Partial invalidity

The invalidity or unenforceability of any provision of this Undertaking shall not affect the validity or enforceability of any other provision of this Undertaking. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provisions shall be as close as possible to the intent of the invalid or unenforceable provision.

10.	Governing Law and jurisdiction
10.1.	This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by and are to be construed in accordance with Dutch law.
10.2.	All disputes arising in connection with this Merger Protocol, or any agreements resulting therefrom, unless the relevant agreement provides otherwise, will be settled under the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut) (NAI) (www.nai-nl.org) (the "Rules") and, unless the relevant agreement provides otherwise:
9

10.2.1.	the arbitral tribunal will consist of 3 (three) arbitrators, appointed in accordance with the Rules;
10.2.2.	the place of arbitration will be Amsterdam, the Netherlands;
10.2.3.	the language of the proceedings will be English;
10.2.4.	the arbitrators will decide according to the rules of law (regelen des rechts); and
10.2.5.	the arbitral award will be final and binding.

[remainder of the page intentionally left blank]

10

THUS AGREED AND SIGNED ON THE DATE FIRST WRITTEN ABOVE,

Keurig Dr Pepper Inc.
By:
Title:

11

[Shareholder]
By:
Title:

12